Exhibit 99.1

N E W S     R E L E A S E

Siyata Mobile Delays Release of Q4 2020 and Q1 2021 Financial Results

Vancouver, BC – May 17, 2021 – Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular booster systems, announces that it has delayed the release of Q4 2020 and Q1 2021 financial results that were scheduled to be released on Monday, May 17, 2021 after the market close. It has also delayed the associated earnings call originally scheduled for Tuesday, May 18, 2021 at 8:30 a.m. ET / 5:30 a.m. PT.

The financial results will be released at a later date and time, and the conference call will be rescheduled. Management will announce a new timeline of events.

About Siyata Mobile

Siyata Mobile Inc. is a Business-to-Business (B2B) global vendor of next generation PoC devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enables first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness, and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak, and within vehicles for maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under the symbol “SYTAW”.

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States)

CORE IR

516-222-2560

SYTA@coreir.com

Sales and Marketing::

Glenn Kennedy, VP International Sales

Siyata Mobile Inc.

416-892-1823

glenn_kennedy@siyatamobile.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Siyata is using forward-looking statements in this press release when it discusses the expected timing of the announcement of its financial results. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.